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                                                                    EXHIBIT 4.11


                                      NOTE

$375,000                                              Portsmouth, New Hampshire
                                                      January 22, 1999

         FOR VALUE RECEIVED, the undersigned maker, Objective Communications, Inc., a Delaware corporation (the "Maker"), hereby promises to pay to the order of Shaw Pittman Potts & Trowbridge (hereinafter referred to as "Holder," which term shall include any future holder of this Note), at 50 International Drive, Portsmouth, New Hampshire 03801, or at such other place as Holder may designate from time to time, in lawful money of the United States, the principal sum of three hundred seventy five thousand dollars ($375,000), together with interest as hereinafter provided.

         From the date hereof until this Note is paid in full, interest shall accrue on the principal amount of the Note outstanding from time to time at an annual rate of 7.00%, payable in arrears as hereinafter set forth in this Note. This Note shall mature, and all principal and interest on this Note then outstanding shall be due and payable in full, on January 22, 2001 (the "Maturity Date"). The principal amount of this Note shall be subject to prepayment as hereinafter set forth in this Note. During the first year that the indebtedness evidenced by this Note is outstanding, the Maker will make payments of interest only on the principal amount outstanding semi-annually on July 22, 1999 and January 22, 2000, in arrears. Thereafter, the remaining outstanding principal amount of and accrued and unpaid interest on the Note will be amortized equally over the remaining twelve (12) month term of the Note. The Maker will make equal monthly payments of principal and accrued interest to the Holder beginning on February 22, 2000, and continuing monthly until January 22, 2001, at which time the outstanding principal amount of this Note and all accrued and unpaid interest thereon will be paid in full by the Maker. In the event that Maker completes a bridge financing with aggregate gross proceeds of $3,000,000, the Company will make a prepayment on the Note to Holder of $25,000 within thirty days of the final closing of the bridge financing. In the event that Maker completes an equity financing in the range of $12 million to $15 million, then Maker will make a prepayment on the Note to Shaw Pittman of $50,000 within three days of the closing of the equity financing.

         This Note shall be binding upon Maker's successors and assigns and shall inure to the benefit of the heirs, legal representatives, successors and assigns of Holder. Maker waives presentment, demand, protest, notice of dishonor and all other notices and demands. This Note supersedes all prior written agreements and understandings between Maker and Holder with respect to its subject matter. None of the terms or provisions of this Note may be excluded, modified or amended except by a written instrument duly executed on behalf of Holder expressly referring hereto and setting forth the provisions so excluded, modified or amended.


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Shaw Pittman Potts & Trowbridge Note                                      Page 2


         The validity and performance of the terms hereof shall be governed by and construed in accordance with the laws of the State of New Hampshire, without regard to the conflict of laws provisions.

                             Maker:  OBJECTIVE COMMUNICATIONS, INC.

                             By:
                                 --------------------------------------
                                 Name: Robert H. Emery
                                 Title: Vice President Administration & Finance